

Mail Stop 7010

May 1, 2008

**via U.S. mail and facsimile**

Steven R. Rowley, Chief Executive Officer
Eagle Materials Inc.
3811 Turtle Creek Blvd., Suite 1100,
Dallas, Texas 75219

> **RE:    Eagle Materials Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 5, 2008**
> **Definitive Proxy Statement**
> **Filed June 26, 2007**
> **File No. 001-12984**

Dear Mr. Rowley:

We have reviewed your response letter dated April 7, 2007 and have the following additional comment.

Form 10-K for the Fiscal Year Ended March 31, 2007

1.  We note your response to prior comment 4 where you discuss your March 30, 2007 impairment analysis and recoverability of the Gypsum Wallboard segment's assets.  We further note your disclosure included in your recent periodic reports where you briefly explain that the downward trend in the Gypsum Wallboard segment sales were a result of the reduction in demand for residential housing. Please ensure that future filings address in detail the impact the residential housing market and resulting downward trend in Gypsum Wallboard segment sales has had or will have on the recoverability of segment assets, overall operations and whether or not you anticipate these factors will contribute to a

future impairment charge.  Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur."

\* \* \* \*

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief